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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                               (AMENDMENT NO. 6)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                          dick clark productions, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   181512-10-4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 13, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 181512-10-4                  13G                     Page 2 of 7 Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard W. Clark
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 0
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    6,309,142
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  2,747,999
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,309,142
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           818,605 shares of Class A Common Stock
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           68.0%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 181512-10-4                  13G                     Page 3 of 7 Pages

--------------------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:

            dick  clark productions, inc. (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            3003  West Olive Avenue
            Burbank, California 91510-4590

ITEM 2(a).  NAME OF PERSON FILING:

            Richard W. Clark

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o dick clark productions, inc.
            3003 West Olive Avenue
            Burbank, California  91510-4590

ITEM 2(c).  CITIZENSHIP:

            United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER:

            181512-10-4

ITEM 3.     IF  THIS   STATEMENT  IS  FILED  PURSUANT  TO  RULES
            13D-1(B),  OR 13D-2(B),  CHECK WHETHER THE PERSON FILING
            IS A:

            Not Applicable.


ITEM 4.     OWNERSHIP.  As of February 13, 2002:

            (a)   Amount beneficially owned: 6,309,142 shares of Common Stock.

            (b)   Percent of Class: 68.0%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 0

CUSIP No. 181512-10-4                  13G                     Page 4 of 7 Pages

--------------------------------------------------------------------------------

                  (ii)  shared power to vote or direct the vote: 6,309,142

                        The Company, Capital Communications CDPQ Inc., DCPI Investco, Inc. ("Investco") and DCPI Mergerco, Inc. have entered into an Agreement and Plan of Merger, dated as of February 13, 2002 (the "Merger Agreement"), pursuant to which Mergerco will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. As a condition and inducement to Investco entering into the Merger Agreement, Richard W. Clark, Karen W. Clark and Olive Enterprises, Inc. (collectively, the "Principal Stockholders") entered into a Voting Agreement, dated as of February 13, 2002 (the "Voting Agreement"), with Investco relating to 6,309,142 shares of Common Stock and 818,605 shares of Class A Common Stock of the Company owned by the Principal Stockholders (collectively, the "Shares"). Every holder of Common Stock is entitled to one (1) vote per share of Common Stock and every holder of Class A Common Stock is entitled to ten (10) votes per share of Class A Common Stock.

                        Pursuant to the Voting Agreement, the Principal Stockholders have agreed (i) to vote the Shares on all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal as to which the Principal Stockholders are entitled to vote at a meeting of the stockholders of the Company, in the manner specified by Investco, and (ii) to express consent or dissent to corporate action in writing without a meeting on all the Shares for all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal to which stockholders are allowed to express such consent or dissent without a meeting, in the manner specified by Investco.

                        Pursuant to the Voting Agreement, each of the Principal Stockholders has also irrevocably granted to and appointed Pierre Belanger and Helene Belanger, or either of them in their respective capacities as officers of Investco, with full power of substitution, as attorneys and proxies to vote all Shares on all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal as to which the Principal Stockholders are entitled to vote at a meeting of the stockholders of the Company, or to which the Principal Stockholders are entitled to express consent or dissent to corporate action in writing without a meeting, in their absolute, sole and binding discretion.

                        The Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Statement, and incorporated herein by this reference.

CUSIP No. 181512-10-4                  13G                     Page 5 of 7 Pages

--------------------------------------------------------------------------------

                  (iii) sole power to dispose or direct the disposition of:
                        2,747,999

                  (iv)  shared power to dispose or direct the disposition of: 0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The number of shares listed as being beneficially owned by Mr. Clark (6,309,142) includes:

            o     3,561,143 shares of Common Stock beneficially owned by Karen
                  W. Clark, Mr. Clark's wife. Pursuant to a voting trust agreement between Mr. Clark and Ms. Clark, Mr. Clark has the sole voting power over the shares owned by Ms. Clark. However, such shares are also subject to the Voting Agreement discussed in Item 4 as Ms. Clark is a signatory to the Voting Agreement. Ms. Clark retains the right to receive dividends or the proceeds from the sale of such shares; and

            o 418,316 shares of Common Stock held by Olive Enterprises, Inc., a Pennsylvania corporation, controlled by Mr. Clark.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

ITEM 10.    CERTIFICATION

            Not Applicable.

CUSIP No. 181512-10-4                  13G                     Page 6 of 7 Pages

--------------------------------------------------------------------------------



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 25, 2002
                                        ----------------------------------
                                                      Date

                                           /s/  Richard W. Clark
                                        ----------------------------------
                                                    Signature

                                                Richard W. Clark
                                        ----------------------------------
                                                    Name

CUSIP No. 181512-10-4                  13G                     Page 7 of 7 Pages

--------------------------------------------------------------------------------


                                  EXHIBIT INDEX

EXHIBIT 1 Agreement and Plan of Merger, dated as of February 13, 2002, by and among Capital Communications CDPQ, Inc., DCPI Investco, Inc., DCPI Mergerco, Inc., and dick clark productions, inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by dick clark productions, inc. on February 15,
               2002)


EXHIBIT 2 Voting Agreement, dated as of February 13, 2002, by and among Richard W. Clark, Karen W. Clark, Olive Enterprises, Inc. and DCPI Investco, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by dick clark productions, inc. on February 15, 2002)